Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 25, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1207
              Floating Rate & Dividend Growth Portfolio, Series 6
                       File Nos. 333-196869 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1207, filed on June 18, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Floating Rate & Dividend Growth Portfolio, Series 6 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The "Principal Investment Strategy" section states that the Trust may invest in U.S.-listed foreign companies and in companies with all market capitalizations. Please add disclosure about the risks of investing in U.S.-listed foreign companies and small-capitalization companies in the "Principal Risks" section.

     Response: Even though U.S.-listed foreign company securities and small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

     2. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities.

     Response: We confirm that the average duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised. In addition, the duration example has been moved to the risk section.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren